					Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2011 through 2015
(in thousands except ratio amounts)

	2015	2014	2013	2012	2011

Earnings:
Pre-tax income from continuing operations	$191,880	$205,116	$193,081	$171,714	$158,320
Distributed income of equity investees	26,380	28,772	26,839	24,962	25,714
Fixed charges	81,293	72,602	57,549	46,978	54,239

Total Adjusted Earnings	$299,553	$306,490	$277,469	$243,654	$238,273

Fixed Charges:
Interest	$78,374	$69,876	$54,840	$43,908	$51,639
Amortization of debt expense	1,304	1,171	1,029	1,401	1,063
Amortization of loss - reacquired debt	238	238	238	238	99
One-third of rental expense	1,377	1,317	1,442	1,431	1,438

Total Fixed Charges	$81,293	$72,602	$57,549	$46,978	$54,239

Ratio of Earnings to Fixed Charges	3.68	4.22	4.82	5.19	4.39